

06006244

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1999
Estimated average burden
hours per response . . . 12.00

UNITED STATES
ЗS AND EXCHANGE COMMISSION
Washington, D.C. 20549



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21012 8-16896

RECEIVED
MAR 0 6 2006
WASH. D.C.
185

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING   January 1, 2005   AND ENDING   December 31, 2005
                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Equistar Trading, LLC

OFFICIAL USE ONLY

FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
440 South LaSalle Street - Suite 660
(No. and Street)

Chicago	IL	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Harvey Kahn   (312)362-4672
                                                        (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*
Faircloth & Associates, LLC
(Name - if individual, state last, first, middle name)

542 South Dearborn Street - Suite 560	Chicago	IL	60605
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in the United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
JUN 1 4 2006
THOMSON
FINANCIAL

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an
independent public accountant must be supported by a statement of facts and circumstances relied on as the
basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

EQUISTAR TRADING, LLC

CHICAGO, ILLINOIS

FINANCIAL STATEMENTS

DECEMBER 31, 2005

*

EQUISTAR TRADING, LLC

TABLE OF CONTENTS

This report contains (check all applicable boxes):

(x)   Independent Auditor's Report

(x)   (a)   Facing Page

(x)   (b)   Statement of Financial Condition

(x)   (c)   Statement of Operations

(x)   (d)   Statement of Cash Flows

(x)   (e)   Statement of Changes in Member's Capital

( )   (f)   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (Not Applicable)

(x)   Notes to Financial Statements

(x)   (g)   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934

(x)   (h)   Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934

( )   (i)   Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 (Not Applicable)

( )   (j)   A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (Not Required)

( )   (k)   a Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (Not Applicable)

(x)   (l)   An Oath or Affirmation

( )   (m)   Copy of the SIPC Supplemental Report (Not Required)

(x)   (n)   A Report Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit (Supplemental Report on Internal Control)

FAIRCLOTH & ASSOCIATES, LLC
ACCOUNTANTS AND AUDITORS

542 SOUTH DEARBORN STREET
CHICAGO, ILLINOIS 60605

INDEPENDENT AUDITOR'S REPORT

To the Members
Equistar Trading, LLC

We have audited the accompanying statement of financial condition of Equistar Trading, LLC as of December 31, 2005, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equistar Trading, LLC as of December 31, 2005, and its results of operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit has been made primarily for the purpose of expressing an opinion on the financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Faircloth & Associates, LLC

Chicago, Illinois
February 17, 2006

AFFIRMATION

I, Harvey Kahn, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Equistar Trading, LLC as of December 31, 2005, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature:

_____

Harvey Kahn
Managing Member

_____
Notary Public

EQUISTAR TRADING, LLC

Statement of Financial Condition
December 31, 2005

ASSETS

Cash on hand and in banks	$	3,931
Amounts receivable from broker-dealers		2,550,722
Securities owned		1,134,008
Other Assets		3,071
Total Assets	$	3,691,732

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	80,160
Securities sold, not yet purchased	$	2,423,286
Loans payable to members		380,000
Total Liabilities	$	2,883,446
Commitments and contingent liabilities (Note 5)		
Members' equity		808,286
Total Liabilities and Members' Equity	$	3,691,732

The accompanying notes are an integral part of this financial statement.

EQUISTAR TRADING, LLC

Statement of Income
for the Year ended December 31, 2005

—

Revenues

Trading income	$	885,380
Dividend income		56,940
Interest income		623
Stock borrowed rebates		10,447
Other income		9,509
Total Revenues	$	962,899

Expenses

Clearing fees	$	50,381	
Commissions and execution charges		39,745	
Dividend expense		192,323	
Interest expense		62,307	
Depreciation and amortization		341	
Other operating expenses		39,516	
Total Expenses		$	384,613
Net Income		$	578,286

The accompanying notes are an integral part of this financial statement.

EXHIBIT C

EQUISTAR TRADING, LLC

Statement of Changes in Members' Equity
for the Year ended December 31, 2005

Members' contributions to capital	$	230,000
Net income for the year ended December 31, 2005		578,286
Members' equity, end of year	$	808,286

The accompanying notes are an integral part of this financial statement.

EQUISTAR TRADING, LLC

Statement of Cash Flows
for the Year ended December 31, 2005

—

Cash provided by (applied to) operating activities		
Net income	$	578,286
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation and amortization		341
Changes in operating assets and liabilities		
Securities owned		(1,134,008)
Amounts receivable from broker-dealers		(2,550,722)
Accounts payable and accrued expenses		80,160
Securities sold, not yet purchased		2,423,286
Net cash applied to operating activities	$	(602,657)
Cash provided by (applied to) investing activities		
Organization costs	$	(3,412)
Net cash applied to investing activities	$	(3,412)
Cash provided by (applied to) financing activities		
Capital contributed by members	$	230,000
Loans from members		380,000
Net cash provided by financing activities	$	610,000
Net increase in cash	$	3,931
Cash and cash equivalents at January 1, 2005		0
Cash and cash equivalents at December 31, 2005	$	3,931
Supplemental disclosure of cash flow information		
Cash paid during the period for interest	$	192,323
Cash paid during the period for taxes	$	—

The accompanying notes are an integral part of this financial statement.

Notes to Financial Statements
December 31, 2005

NOTE 1 - ORGANIZATION

The Company was organized March 10, 2005. The Company is a broker-dealer and an electronic member of the Pacific Exchange; the Company trades in equity securities. The Company does not carry customer accounts as , defined in rule 15c3-3 of the Securities Act.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition - Securities transactions, commissions and expenses are recorded on trade date.

Mark-to-Market - Securities owned and securities sold, not yet purchased are recorded at market value on trade date.

Cash and Cash Equivalents - For financial statement purposes, all highly liquid debt instruments with a maturity of three months or less at date of acquisition are considered to be cash equivalents.

Management's Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - The Company is treated as a partnership under the Internal Revenue Code. The Company allocates taxable income or loss to the Members of the Company, who are responsible for reporting the taxes thereon. Accordingly, no income tax provision has been included in the determination of net income.

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are considered financial instruments as defined by Statement of Financial Accounting Standard No. 107 and, are either already reflected at fair values, or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

NOTE 4 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET
RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into transactions in
financial instruments with varying degrees of off-balance-sheet risk.
These financial instruments include corporate securities. The trading of
these financial instruments is conducted with other registered broker-
dealers. The Company's exposure to credit risk associated with
counterparty nonperformance on the above financial instruments is limited
to the amounts reflected in the statement of financial condition.

Upon occasion the Company enters into short sale transactions.
Securities sold, not yet purchased represent obligations of the Company
to deliver specified securities at the contracted price, and thereby
create a liability to repurchase the securities in the market at
prevailing prices. These transactions may result in off-balance-sheet
risk as the Company's ultimate obligation to satisfy its obligation for
securities sold, not yet purchased may exceed the amount recognized in
the statement of financial condition.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

There were no contingent liabilities at the statement date.

NOTE 6 - CAPITAL REQUIREMENTS

The Company is subject to the capital requirement rules of the Pacific
Exchange. Company net capital was determined to be $805,215 under these
rules; this amount exceeded the minimum requirement by $655,215 at
December 31, 2005.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company has borrowed $380,000 from members. The notes are payable
upon demand and bear interest at the rate of 12% per annum.

EQUISTAR TRADING, LLC

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2005

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

Broker or Dealer Equistar Trding, LLC	as of	12/31/05

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition - Item 1800)		$ 808,286	3480
2. Deduct: Ownership equity not allowable for net capital			3490
3. Total ownership equity qualified for net capital		808,286	3500
4. Add			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			3520
B. Other (deductions) or allowable credits (List)			3525
5. Total capital and allowable subordinated liabilities		$ 808,286	3530

6. Deductions and/or charges
A. Total non-allowable assets from:
Statement of Financial Condition (Notes B and C) $ 3,071 [3540]
   1. Additional charges for customers' and
      non-customers' security accounts   [3550]
   2. Additional charges for customers' and
      non-customers' commodity accounts   [3560]
B. Aged fail-to-deliver   [3570]
   1. Number of Items   [3450]
C. Aged short security differences - less
   reserve of   [3460]   [3580]
   number of items   [3470]
D. Secured demand note deficiency   [3590]
E. Commodity futures contracts and spot commodities
   proprietary capital charges   [3600]
F. Other deductions and/or charges   [3610]
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)   [3615]
H. Total deductions and/or charges   3,071 [3620]

7. Other additions and/or allowable credits (list)			3630
8. Net capital before haircuts on securities positions		805,215	3640

9. Haircuts on securities (computed, where applicable,
pursuant to 15c3-1(f)):
A. Contractual securities commitments   [3660]
B. Subordinated securities borrowings   [3670]
C. Trading and investment securities:
   1. Bankers' acceptances, certificates of deposit
      and commercial paper   [3680]
   2. U.S. and Canadian government obligations   [3690]
   3. State and municipal government obligations   [3700]
   4. Corporate obligations   [3710]
   5. Stocks and warrants   [3720]
   6. Options   [3730]
   7. Arbitrage   [3732]
   8. Other securities   [3734]
D. Undue concentration   [3650]
E. Other (list)   [3736]   [3740]

10. Net Capital		805,215	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

Broker or Dealer Equistar Trading, LLC	as of	12/31/05

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)		$ 57,520	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital			
requirement of subsidiaries computed in accordance with Note (A)		$ 150,000	3758
13. Net capital requirement (greater of line 11 or 12)		$ 150,000	3760
14. Excess net capital (line 10 less 13)		$ 655,215	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)		759,199	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. Liabilities from Statement of Financial Condition			460,160	3790
17. Add:				
A. Drafts for immediate credit	3800			
B. Market value of securities borrowed for which no				
equivalent is paid or credited	3810			
C. Other unrecorded amounts (List)	3820		-	3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c)(1)(vii))				3838
19. Total aggregate indebtedness			460,160	3840
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			57%	3850
21. Percentage of Aggregate Indebtedness to net capital *after* anticipated capital withdrawals			57%	3853
(line 19 / line 10 less item 4880 page 11)				

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirment pursuant to Rule		
15c3-3 prepared as of the date of the net capital computation including both brokers or dealers		
and consolidated subsidiaries debits		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital		
requirement of subsidiaries computed in accordance with Note (A)		3880
24. Net capital requirement (greater of line 22 or 23)		3760
25. Excess net capital (line 10 less 24)		3910
26. Percentaqe of Net Capital to Aggregate Debits (line 10 / line 17 page 8)		3851
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits		
(line 10 less Item 4880 page 11 / line 17 page 8)		3854
28. Net capital in excess of:		
5% of combined aggregate debit items or $120,000		3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)		3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under		
Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) / Net Capital		3852

Notes:

(A) The minimum net capital requirements should be computed by adding the minimum dollar net capital requirement
of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness of 2% of aggregate debits if alternative method used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes
covered by subordination agreements not in satisfactory form and the market values of memberships in
exchanges contributed for use of company (contra to item 1740) and partners' securities which were
included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material
non-allowable assets

EQUISTAR TRADING, LLC

Reconciliation of Computation of Net Capital
December 31, 2005

There were no material differences between the audited and unaudited computation of net capital under Rule 15c3-1.

Computation for Determination of Reserve Requirements
for Brokers and Dealers Pursuant to
Rule 15c3-3 under the Securities Exchange Act of 1934

December 31, 2005

The Company does not clear securities transactions or take
possession or control of securities for customers and, therefore,
is exempt from the possession or control and reserve requirements
of Rule 15c3-3 under the Securities Exchange Act of 1934.

FAIRCLOTH & ASSOCIATES, LLC
ACCOUNTANTS AND AUDITORS

542 SOUTH DEARBORN STREET
CHICAGO, ILLINOIS 60605

To the Members
Equistar Trading, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of
Equistar Trading, LLC for the year ended December 31, 2005, we
considered its internal control structure in order to determine our
auditing procedures for the purpose of expressing our opinion on the
financial statements and not to provide assurance on the internal
control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange
Commission, we made a study of the practices and procedures followed
by the company in making the periodic computations of aggregate
indebtedness and net capital under rule 17a-3(a)(11) and the
procedures for determining compliance with the exemptive provisions of
rule 15c3-3. We did not review the practices and procedures followed
by the company in making the quarterly securities examinations,
counts, verifications and comparisons, and the recordation of
differences required by rule 17a-13 or in complying with the
requirements for prompt payment for securities under Section 8 of
Regulation T of the Board of Governors of the Federal Reserve System,
because the company does not carry security accounts for customers or
perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and
maintaining an internal control structure and the practices and
procedures referred to in the preceding paragraph. In fulfilling this
responsibility, management is required to make estimates and judgments
to assess the expected benefits and related costs of internal control
structure policies and procedures and of the practices and procedures
referred to in the preceding paragraph and to assess whether those
practices and procedures can be expected to achieve the Commission's
above-mentioned objectives. The objective of an internal control
structure and of the practices and procedures is to provide management
with reasonable, but not absolute, assurance (1) that assets for which
the company has responsibility are safeguarded against loss from
unauthorized use or disposition and (2) that transactions are executed
in accordance with management's authorization and recorded properly to
permit preparation of financial statements in conformity with
generally accepted accounting principles. Rule 17a-5(g) lists
additional objectives of the practices and procedures listed in the
preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the AICPA. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Due to the limited size of the company and number of personnel involved in the accounting function, conditions exist that do not permit the separation of duties or certain other controls and procedures for reliance or implementation of a detailed system of internal controls. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objective.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Pacific Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Fairclott & Associates, LLC

Chicago, Illinois
February 17, 2006